SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2 April 2013

AVIVA PLC ("Aviva")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")

Aviva announces that:

•      On 30 March 2010, Patrick Regan (Executive Director), Kirsty Cooper and John Lister (PDMRs) were granted awards over Aviva plc ordinary shares under the Aviva Annual Bonus Plan 2005 (ABP) and the Aviva Long Term Incentive Plan 2005 (LTIP). In addition, on 30 March 2010, Patrick Regan was granted a Bonus Replacement Deferred Share Award (BRDSA) under the CFO Recruitment Share Awards Plan to compensate him for the loss of bonus which would have been paid to him by his previous employer, as previously disclosed in the Aviva 2010 Annual Report and Accounts.

•      In accordance with the rules of these Plans, and following performance testing of the LTIP award, the awards have vested and the number of shares specified below were released, for no consideration, on 2 April 2013.

•      The releases under the ABP and BRDSA include additional shares received in lieu of dividends, which are subject to tax. The awards have been settled on a net-of-tax basis, other than the BRDSA shares which are restricted shares and not subject to tax, and certain of the ABP shares on which tax has already been paid.

•      Executive Directors and PDMRs are required to attain a minimum shareholding in Aviva (150% of base salary for Executive Directors and 50% of base salary for PDMRs).  Mr Regan, Mr Lister and Mrs Cooper have elected to retain all of the shares being released to them.

Director / PDMR	Patrick Regan	Kirstine Cooper	John Lister
2010 LTIP shares received	78,151	6,353	23,879
2010 ABP shares received	0	13,894	22,891
2010 BRDSA shares received	48,307	n/a	n/a
Total	126,458	20,247	46,770

This announcement is made pursuant to Disclosure and Transparency Rule 3.1.4. Aviva was notified of the above transactions on 2 April 2013.

Media Enquiries:

Andrew Reid                                                                            +44 (0)207 662 3131
Sarah Swailes                                                                           +44 (0)207 662 6700

General Enquiries:

Liz Nicholls, Company Secretarial                                        +44 (0)207 662 8358

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 April 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary